UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549

                            --------------------

                                SCHEDULE 13-D

                  Under the Securities Exchange Act of 1934

                           CORPORATE VISION, INC.
                              (Name of Issuer)

                   Common Stock, Par Value $0.01 Per Share
                       (Title of Class of Securities)

                                22003W 20 9
                               (CUSIP Number)

                               William Tuorto
                       Global Eco-Logical Services, Inc.
                               3 Broad Street
                                 Suite 300
                       Charleston, South Carolina 29401
                               (843) 534-1330
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 June 21, 2001
                        (Date of event Which Requires
                          Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13-G to report the acquisition which is the subject of this Schedule 13-D, and is filing this Schedule because of Rule 13d-1 (b) or (4), check the following box. [ ]

                            CUSIP NO. 22003W 20 9

   (1)  Name of Reporting                     Global Eco-Logical
        Persons. S.S. or                      Services, Inc.
        I.R.S.Identification                  65-0405148
        No. of Above Person

   (2)  Check the Appropriate
        Box if a Member of a                 (a)
        Group                                (b) X

   (3)  SEC Use Only

   (4)  Source of Funds                      OO

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of                  State of Florida
        Organization

                                  (7)  Sole Voting
                                       Power         22,500,000 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power
  Owned by Each
  Reporting                       (9)  Sole
  Person With*                         Dispositive
                                       Power         22,5000,000 shares

                                 (10)  Shared
                                       Dispositive
                                       Power

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                        22,500,000 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares

  (13)  Percent of Class                             53.5%
        Represented by Amount
        in Row (11)

  (14)  Type of Reporting                            CO
        Persons



  Item 1. Security and Issuer

        This statement on Schedule 13-D (the "Statement") relates to shares of the common stock, $0.01 par value per share (the "Shares"), of Corporate Vision, Inc., an Oklahoma corporation (the "Company"), whose principal executive offices are located at 3540 E. 31st Street, Suite 1, Tulsa, Oklahoma 74135.

Item 2. Identity and Background

        (a) This Statement is filed by Global Eco-Logical Services, Inc. ("Global" or "Reporting Person"), a corporation organized in the State of Florida.

        (b) and (c)

        The principal business address of Global is 3 Broad Street, Suite 300, Charleston, South Carolina, 29401. The principal business of Global is waste management services.

        (d) The Reporting Person, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

        (e) The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)   Global is organized in the State of Florida.

Item 3. Source and Amount of Funds or Other Consideration

       Pursuant to a Share Exchange Agreement dated June 21, 2001, Global acquired 22,500,000 shares of the Company's Common Stock in consideration for the Company's acquisition of all of the issued and outstanding stock of Southeastern Research and Recovery, Inc. ("SRR") from Global. Global currently directly owns 22,500,000 shares of Common Stock. The consideration exchanged pursuant to the Share Exchange Agreement was negotiated between the officers of the Company and the officers of Global.

Item 4. Purpose of the Transaction

       Global acquired 22,500,000 shares of the Company's Common Stock in consideration for the Company's acquisition of SRR from Global.

Item 5. Interest in the Securities of the Issuer

        (a) and (b)

        Global is the beneficial owner of 22,500,000 shares of the Company's Common Stock, which totals 53.5% of the outstanding Common Stock.

          (c) None

          (d) None

          (e) None

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Pursuant to the Share Exchange Agreement, the Company agreed to reduce the number of board seats to four, and granted Global the right to appoint two of the four members. Global then appointed William Tuorto and Ted Fenn to the board of the Company.

Global is protected against loss due to the decline in value of its shares under the Share Exchange Agreement. Specifically, under the Share Exchange Agreement, Global is entitled to the issuance of additional shares six and twelve months after the date of closing to the extent necessary to result in the total market value of its shares, plus the newly issued shares, being equal to $2,500,000.

Pursuant to a Management Agreement dated June 21, 2001, Global agreed to manage the operations of SRR, for which Global is entitled to a management fee equal to 50% of the net cash flow of SRR, as defined in the Management Agreement, payable on a quarterly basis.

Pursuant to an Option Agreement dated June 21, 2001, the Company granted Global an option to repurchase SRR for 22,500,000, plus any additional shares issued six and twelve months following the closing date pursuant to the Share Exchange Agreement, plus $200,000.


Item 7. Materials to be Filed as Exhibits


Exhibit No.             Description

10.1	Share Exchange Agreement

10.2	Management Agreement

10.3          Option Agreement

                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


                                    /s/ Richard D. Tuorto, Sr.
                                    RICHARD D. TUORTO, SR., as
                                    President of Global Eco-Logical
                                    Services, Inc.



Dated: August 9, 2001